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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midtown Partners and Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4218 West Linebaugh Avenue
(No. and Street)

Tampa (City) Florida (State) 33624 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Jordan 813-885-5744 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pender Newkirk & Company LLP
(Name – *if individual, state last, first, middle name*)

100 South Ashley Drive, Suite 1650, Tampa, Florida 33602
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AT 3/20

OATH OR AFFIRMATION

I, Bruce Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midtown Partners and Co., LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)

Year Ended December 31, 2007
Independent Auditors' Report

Midtown Partners & Co., LLC

(A Wholly Owned Subsidiary of Apogee Financial Investments)

Financial Statements

Year Ended December 31, 2007

Contents

PNC CPAs

Independent Auditors' Report

To the Member
Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Midtown Partners & Co., LLC (A Wholly Owned Subsidiary of Apogee Financial Investments) as of December 31, 2007 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midtown Partners & Co., LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 25, 2008

Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)

Statement of Financial Condition

December 31, 2007

Assets		
Cash	$	682,465
Marketable securities, owned, at market value		2,405
Not readily marketable securities, owned, at estimated fair value		114,122
Property and equipment, net of accumulated depreciation of $4,516		8,178
Other assets		41,721
	$	848,891
Liabilities and Member's Equity		
Accounts payable	$	250,338
Accrued payroll and commissions payable		272,831
Total liabilities		523,169
Member's equity		325,722
	$	848,891

The accompanying notes are integral part of the financial statements.

Midtown Partners & Co., LLC

(A Wholly Owned Subsidiary of Apogee Financial Investments)

Statement of Operations

Year Ended December 31, 2007

Revenues:	
Investment banking	$ 4,822,401
Interest and dividends	15,107
Other income	35,000
Realized gains and losses, net	(40,468)
	4,832,040
Operating expenses:	
Commissions and employee compensation	3,016,383
Communications	20,376
Licenses and taxes	39,619
Occupancy	170,185
Other administrative expenses	105,777
Professional fees	152,190
	3,504,530
Net income	$ 1,327,510

The accompanying notes are integral part of the financial statements.

Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)

Statement of Changes in Member's Equity

Year Ended December 31, 2007

	Member's Capital Account	Accumulated Other Comprehensive Loss	Total Member's Equity
Balance, December 31, 2006	$ 270,884	$ -	$ 270,884
Comprehensive income:			
Net income	1,327,510		1,327,510
Unrealized loss on securities available for sale		(57,672)	(57,672)
Total comprehensive income			1,269,838
Distributions to member	(1,215,000)		(1,215,000)
Balance, December 31, 2007	$ 383,394	$ (57,672)	$ 325,722

The accompanying notes are integral part of the financial statements.

Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)

Statement of Cash Flows

Year Ended December 31, 2007

Operating activities	
Net income	$ 1,327,510
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	2,539
Net realized loss on securities available for sale	40,468
Securities received for services	(164,727)
Changes in operating assets and liabilities:	
Other assets	(14,468)
Accounts payable	226,227
Accrued payroll and commissions payable	264,830
Total adjustments	354,869
Net cash provided by operating activities	1,682,379
Investing activities	
Proceeds from the sale of securities available for sale	62,437
Financing activities	
Distributions	(1,215,000)
Net increase in cash	529,816
Cash, beginning of year	152,649
Cash, end of year	$ 682,465

The accompanying notes are integral part of the financial statements.

1. Background Information and Change in Control

Midtown Partners & Co., LLC (the "Company") was formed on May 30, 2000 as Cross Bow Capital, LLC. The Company changed its name several times, with the latest name change being filed in 2004 from Innovation Capital, LLC to its current name. The Company's headquarters is located in Boca Raton, Florida.

The Company is a broker dealer specializing in investment banking and advisory services, is currently registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

The significant accounting policies followed are:

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The majority of cash is maintained with a major financial institution in the United States. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income," requires disclosure of comprehensive income in addition to the existing income statement. Other comprehensive income (loss) is defined as the change in member's equity during a period, from transactions and other events, excluding changes resulting from investments by the member and distributions to the member. An analysis of the changes in the components of accumulated comprehensive income is presented in the statement of changes in member's equity.

From time to time, the Company receives stock compensation for services provided. At the time of receipt, the Company records the fair market value of such stock as investment banking revenues. The Company has elected to classify these investments as available-for-sale and reports them at fair value, using quoted market prices. Realized gains and losses are determined on the basis of the specific cost of the

2. Significant Accounting Policies (continued)

securities and are included in current income. Unrealized gains and losses on the securities are based on the difference between the book value and fair value of each security and are reported as accumulated other comprehensive income in member's equity. The marketable securities owned consist of common stock valued at $2,405 at December 31, 2007. Not readily marketable securities include equity securities that cannot be offered or sold because of restrictions applicable to the securities or to the Company and totaled $114,122 at December 31, 2007. Net unrealized losses recorded on securities available-for-sale during the year ended December 31, 2007 totaled $57,672. Interest and dividends on equity securities classified as available for sale are included in current income.

Property and equipment are recorded at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, generally ranging five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Investment banking revenues consist of fees earned from providing advisory services, are contingent upon the success of the services provided, and are recorded upon successful completion of a transaction.

The Company is treated as a partnership for income tax purposes. As a result, the member will report the entire taxable income on his corporate income tax return. Therefore, no provision for income taxes has been made to these financial statements.

3. Certain Concentrations – Major Customers

For the year ended December 31, 2007, investment banking revenues from a customer amounted to $1,010,000, or 21 percent of total revenues for the year ended December 31, 2007.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2007, the Company had net capital of $161,340, which was $126,462 in excess of its required net capital of $34,878. The Company's net capital ratio was 3.24-to-1.

5. Related Party Transactions

The Company's administrative operations are conducted out of the president's personal residence at no charge to the Company. The value of any such expense would be immaterial to the financial statements taken as a whole. The Company also rents office space from its sole member on a month-to-month basis at approximately $5,400 a month.

The above amounts and terms are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

Supplementary Information

Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Schedule I

Net capital	
Total member's equity	$ 325,722
Total capital and allowable member's equity qualified for net capital	325,722
Deductions and/or charges:	
Non-allowable assets:	
Not readily marketable securities, owned	114,122
Property and equipment, net of accumulated depreciation	8,178
Other assets	41,721
Total deductions and/or charges	164,021
Net capital before haircuts on security positions	161,701
Less: Haircuts on security positions	361
Net capital	$ 161,340
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable, accrued payroll, and commissions payable	$ 523,169
Computation of basic net capital requirement	
Minimum net capital required (based on 6-2/3% of aggregate indebtedness)	$ 34,878
Minimum net capital required of reporting broker or dealer	$ 5,000
Net capital required (greater of above)	$ 34,878
Excess capital	$ 126,462
Ratio: Aggregated indebtedness to net capital	3.24 to 1.00

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)

Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

December 31, 2007

Schedule II

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(i) exemption.

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Member
Midtown Partners & Co., LLC
(A Wholly Owned Subsidiary of Apogee Financial Investments)
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Midtown Partners & Co., LLC (A Wholly Owned Subsidiary of Apogee Financial Investments) (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are

to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
February 25, 2008

END